FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Director\PDMR Shareholding announcement made on 29 September 2006
	2.	Director\PDMR Shareholding announcement made on 29 September 2006
	2.	Director\PDMR Shareholding announcement made on 29 September 2006
	3.	Director\PDMR Shareholding announcement made on 29 September 2006
	4.	Director\PDMR Shareholding announcement made on 02 October 2006
	5.	Conference Presentation announcement made on 03 October 2006
	6.	Director\PDMR Shareholding announcement made on 03 October 2006
	7.	Transaction in Own Shares announcement made on 03 October 2006
	8.	Transaction in Own Shares announcement made on 04 October 2006
	9.	Director\PDMR Shareholding announcement made on 05 October 2006
	10.	Transaction in Own Shares announcement made on 05 October 2006
	11.	Transaction in Own Shares announcement made on 06 October 2006
	12.	Director\PDMR Shareholding announcement made on 05 October 2006
	13.	Transaction in Own Shares announcement made on 09 October 2006
	14.	Director\PDMR Shareholding announcement made on 10 October 2006
	15.	Transaction in Own Shares announcement made on 10 October 2006
	16.	Transaction in Own Shares announcement made on 11 October 2006
	17.	Transaction in Own Shares announcement made on 12 October 2006
	18.	Director\PDMR Shareholding announcement made on 13 October 2006
	19.	Transaction in Own Shares announcement made on 13 October 2006
	20.	Director\PDMR Shareholding announcement made on 13 October 2006
	21.	Director\PDMR Shareholding announcement made on 16 October 2006
	22.	Transaction in Own Shares announcement made on 16 October 2006
	23.	Transaction in Own Shares announcement made on 17 October 2006
	24.	Transaction in Own Shares announcement made on 18 October 2006
	25.	Transaction in Own Shares announcement made on 19 October 2006
	26.	Director PDMR Shareholding announcement made on 20 October 2006
	27.	Director PDMR Shareholding announcement made on 20 October 2006
	28.	Transaction in Own Shares announcement made on 20 October 2006
	29.	Final Terms announcement made on 20 October 2006
	30.	Transaction in Own Shares announcement made on 23 October 2006
	31.	Blocklisting 6 Monthly Return announcement made on 24 October 2006
	32.	Transaction in Own Shares announcement made on 24 October 2006
	33.	Director Declaration announcement made on 25 October 2006
	34.	Transaction in Own Shares announcement made on 25 October 2006
	35.	Transaction in Own Shares announcement made on 26 October 2006
	36.	Transaction in Own Shares announcement made on 27 October 2006
	37.	Director PDMR Shareholding announcement made on 30 October 2006
	38.	Citizens acquire GreatBanc announcement made on 30 October 2006
	39.	Transaction in Own Shares announcement made on 30 October 2006
	40.	Holding(s) in Company announcement made on 30 October 2006

Enclosure No. 1

The Royal Bank of Scotland Group plc ("the Company")

Notification of Directors' Interests:

On 28 September 2006 Bedell Trustees Limited as Trustee of The Royal Bank of Scotland Group 2001 Employee Share Trust (the "Trust") purchased 2,235,000 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc at a price of 1810.205817p per share.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew Fisher, Gordon Francis Pell, Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 4,367,360 ordinary shares in the Company.

Enclosure No. 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i 3. Name of person discharging managerial responsibilities/director

Annette Elizabeth Court

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Annette Elizabeth Court

8 State the nature of the transaction

Acquisition and disposal of shares pursuant to exercise of Executive Share Options and Medium Term Performance Plan Nil Cost Option. (see table below)

9. Number of shares, debentures or financial instruments relating to shares acquired

34,748

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

34,748

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction                                       No. of Shares                   Price per share

Exercise of The Royal Bank
of Scotland Group plc,
Executive Share Option Scheme - 1998                  22,438                               GBP9.33

Exercise of The Royal Bank of Scotland
Group plc, Medium Term Performance
Plan - 2002                                                               12310                           Nil Cost Option

Sale of ordinary shares of 25p each                           34,748                           GBP18.39
14. Date and place of transaction

29 September 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,377

16. Date issuer informed of transaction

29 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

29 September 2006

Enclosure No. 3

The Royal Bank of Scotland Group plc ("the Company")

Notification of Directors' Interests:

 On 29 September 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 3,265,000 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc at a price of 1839.824655p per share.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 7,632,360 ordinary shares in the Company.

Enclosure No. 4

The Royal Bank of Scotland Group plc ("the Company")

Notification of Directors' Interests:

On 2 October 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 1,416,186 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc at a price of 1828.241009p per share.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 9,048,546 ordinary shares in the Company.

Enclosure No. 5

The Royal Bank of Scotland Group plc (RBS) - Merrill Lynch Banking & Insurance
Conference 2006

Sir Fred Goodwin, Group Chief Executive, presents at the Merrill Lynch Banking and Insurance Conference in London today. The theme of the presentation is
"Risk, Return & Growth - Getting the Balance Right" and the slides will be on our website www.rbs.com/ir today.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20
7672 1758 or investor.relations@rbsir.com

For further information:

Richard O'Connor

Head of Investor Relations

+44 (0) 20 7672 1758

Media

Carolyn McAdam

Head of Group Communications

Tel: +44 (0) 131 523 23055

Enclosure No. 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.
(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.
(3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Mark Andrew Fisher

8 State the nature of the transaction

Exercise of options granted under The Royal Bank of Scotland Group plc
Sharesave Scheme, Year 2003 grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

283

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP13.07

14. Date and place of transaction

2 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,448

16. Date issuer informed of transaction

3 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

294,825

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

3 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.
(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.
(3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr William Dickson

8 State the nature of the transaction

Exercise of options granted under The Royal Bank of Scotland Group plc
Sharesave Scheme, Year 2001 grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

742

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP13.64

14. Date and place of transaction

2 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

14,392

16. Date issuer informed of transaction

3 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

68,574

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

3 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.
(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.
(3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Alan Peter Dickinson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Alan Peter Dickinson

8 State the nature of the transaction

Exercise of options granted under The Royal Bank of Scotland Group plc
Sharesave Scheme, Year 2001 grant.

9. Number of shares, debentures or financial instruments relating to shares acquired

173

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP13.64

14. Date and place of transaction

2 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

31,151

16. Date issuer informed of transaction

3 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

154,185

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

3 October 2006

Enclosure No. 7

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 3 October 2006 it purchased for cancellation 365,000 of its ordinary shares at an average price of
1817.1425p per ordinary share.

Enclosure No. 8

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 4 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1856.574444p per ordinary share.

Enclosure No. 9

Notification of Directors' Interests:

On 4 October 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
5,320,745 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc
(the "Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,727,801 ordinary shares in the Company.

Enclosure No. 10

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                            PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 5 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1874.533889p per ordinary share.

Enclosure No. 11

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 6 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1874.548333p per ordinary share.

Enclosure No. 12

Notification of Directors' Interests:

On 6 October 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
366,003 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,361,798 ordinary shares in the Company.

Enclosure No. 13

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 9 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1877.342222p per ordinary share.

Enclosure No.14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.
(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.
(3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.69

14. Date and place of transaction

9 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,831

16. Date issuer informed of transaction

9 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 October 2006

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.69

14. Date and place of transaction

9 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

204,775

16. Date issuer informed of transaction

9 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 October 2006

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.69

14. Date and place of transaction

9 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,428

16. Date issuer informed of transaction

9 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 October 2006

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.69

14. Date and place of transaction

9 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

14398

16. Date issuer informed of transaction

9 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 October 2006

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.69

14. Date and place of transaction

9 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,454

16. Date issuer informed of transaction

9 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 October 2006

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.69

14. Date and place of transaction

9 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,016

16. Date issuer informed of transaction

9 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 October 2006

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.69

14. Date and place of transaction

9 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,938

16. Date issuer informed of transaction

9 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

10 October 2006

Enclosure No. 15

                       THE ROYAL BANK OF SCOTLAND GROUP plc

                           PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 10 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1883.08p per ordinary share.

Enclosure No. 16

                       THE ROYAL BANK OF SCOTLAND GROUP plc

                            PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 11 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1889.86p per ordinary share.

Enclosure No. 17

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 12 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1901.95p per ordinary share.

Enclosure No. 18

Notification of Directors' Interests:

On 13 October 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
133,807 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,227,991 ordinary shares in the Company.

Enclosure No. 19

                        THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 13 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1917.77p per ordinary share.

Enclosure No. 20

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An issuer making a notification in respect of options granted to a director
     /person discharging managerial responsibilities should complete boxes 1 to
     3 and 17 to 24.

(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Mark Andrew Fisher

8 State the nature of the transaction

Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

31

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

'GBP7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,485

16. Date issuer informed of transaction

13 October 2006

a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An issuer making a notification in respect of options granted to a director
     /person discharging managerial responsibilities should complete boxes 1 to
     3 and 17 to 24.

(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr William Michael Friedrich

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr William Michael Friedrich

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

256

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

20,256

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An issuer making a notification in respect of options granted to a director
     /person discharging managerial responsibilities should complete boxes 1 to
     3 and 17 to 24.

(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Miller Roy McLean

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

48

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.86

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

204,871

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An issuer making a notification in respect of options granted to a director
     /person discharging managerial responsibilities should complete boxes 1 to
     3 and 17 to 24.

(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Howard John Moody

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

415

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

36,252

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An issuer making a notification in respect of options granted to a director
     /person discharging managerial responsibilities should complete boxes 1 to
     3 and 17 to 24.

(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Neil James Roden

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,028

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.

(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.

(3)  An issuer making a notification in respect of options granted to a director
     /person discharging managerial responsibilities should complete boxes 1 to
     3 and 17 to 24.

(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Christopher Paul Sullivan - 114

Mrs Clare Louise Sullian - 1

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

115

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,053

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

Enclosure No. 21

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings by the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Christopher Paul Sullivan

8 State the nature of the transaction

        Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

5,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

     GBP19.0923

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,053

16. Date issuer informed of transaction

16 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

16 October 2006

Enclosure No. 22

                       THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 16 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1911.823p per ordinary share.

Enclosure No. 23

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 17 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1881.82p per ordinary share.

Enclosure No. 24

                       THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 18 October 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1877.807p per ordinary share.

Enclosure No. 25

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 19 October 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1868.1883p per ordinary share.

Enclosure No. 26

Notification of Directors' Interests:

On 19  October  2006  Bedell  Trustees  Limited  as Trustee of The Royal Bank of
Scotland Group 2001 Employee  Share Trust (the "Trust")  released from the Trust
60,302  ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company")  in  satisfaction  of share  options  exercised  by  employees of the
Company and its subsidiaries.

The Trust is a  discretionary  trust for the benefit of employees of the Company and its subsidiaries.  The executive  directors of the Company,  namely Sir Fred
Goodwin,  John Alastair Nigel Cameron,  Lawrence  Kingsbaker  Fish,  Mark Andrew
Fisher,   Gordon   Francis  Pell  and  Guy  Robert   Whittaker,   are  potential
beneficiaries  of the Trust and are therefore  deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 3,167,689 ordinary shares in the Company.

Enclosure No. 27

Notification of Directors' Interests:

On 20  October  2006  Bedell  Trustees  Limited  as Trustee of The Royal Bank of
Scotland Group 2001 Employee  Share Trust (the "Trust")  released from the Trust
152,985 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company")  in  satisfaction  of share  options  exercised  by  employees of the
Company and its subsidiaries.

The Trust is a  discretionary  trust for the benefit of employees of the Company and its subsidiaries.  The executive  directors of the Company,  namely Sir Fred
Goodwin,  John Alastair Nigel Cameron,  Lawrence  Kingsbaker  Fish,  Mark Andrew
Fisher,   Gordon   Francis  Pell  and  Guy  Robert   Whittaker,   are  potential
beneficiaries  of the Trust and are therefore  deemed to be interested in shares held under the Trust for the purposes of Section 324 of the  Companies Act 1985.
Following  the above  transaction,  the  Trustee  of the Trust  holds  3,014,704 ordinary shares in the Company.

Enclosure No. 28

                       THE ROYAL BANK OF SCOTLAND GROUP plc
                                PURCHASE OF OWN SHARES

The Royal  Bank of  Scotland  Group plc  announces  that on 20  October  2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of
1859.111p per ordinary share.

Enclosure No. 29

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland plc's €750,000,000  4.35 per
cent.  Subordinated  Notes due  January  2017  (the  "Notes")  issued  under its
£40,000,000,000 Euro Medium-Term Note Programme (the "Programme")

The  Final  Terms  contain  the  final  terms of the  Notes  and must be read in conjunction  with  the  Prospectus  dated  30 June  2006  and  the  supplemental
Prospectuses  dated 8 August 2006 and 12 September 2006 respectively  (together, the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8419k_-2006-10-20.pdf

A copy of the Final  Terms and the  Prospectus  to which  they  relate  are also available to the public for  inspection at the UK Listing  Authority's  Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please  note that the  information  contained  in the  Final  Terms  (when  read together  with the  information  in the  Prospectus)  may be addressed to and/or targeted at persons who are residents of particular  countries (specified in the
Prospectus)  only and is not  intended  for use and should not be relied upon by any person  outside these  countries  and/or to whom the offer  contained in the
Final  Terms  and the  Prospectus  is not  addressed.  Prior to  relying  on the information contained in the Final Terms and the Prospectus,  you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information  contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 30

                  THE ROYAL BANK OF SCOTLAND GROUP plc
                            PURCHASE OF OWN SHARES

The Royal  Bank of  Scotland  Group plc  announces  that on 23  October  2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1872.427p per ordinary share.

Enclosure No. 31

                               SCHEDULE 5

                       BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Sharesave Scheme

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,303,689

5. Number of shares issued / allotted under scheme during period:

402,592

6. Balance under scheme not yet issued / allotted at end of period

12,901,097

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                           SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                 Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Executive Share Option Scheme

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

9,481,281

5. Number of shares issued / allotted under scheme during period:

722,165

6. Balance under scheme not yet issued / allotted at end of period

8,759,116

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

6,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                             SCHEDULE 5

                      BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Sharesave Scheme

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,134,657

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,134,657

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                      SCHEDULE 5

                BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                 Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

NatWest Executive Share Option Scheme

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,142,144

5. Number of shares issued / allotted under scheme during period:

63,649

6. Balance under scheme not yet issued / allotted at end of period

1,078,495

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                         SCHEDULE 5

                  BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Option 2000 Scheme

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,994,500

5. Number of shares issued / allotted under scheme during period:

1,911,600

6. Balance under scheme not yet issued / allotted at end of period

5,082,900

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                           SCHEDULE 5

                   BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

              Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

Employee Share Ownership Plan

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,232,158

5. Number of shares issued / allotted under scheme during period:

2,698

6. Balance under scheme not yet issued / allotted at end of period

5,229,460

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                                SCHEDULE 5

                          BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

247,946

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

247,946

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                               SCHEDULE 5

                       BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

             Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

215,874

5. Number of shares issued / allotted under scheme during period:

951

6. Balance under scheme not yet issued / allotted at end of period

214,923

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                         SCHEDULE 5

                  BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

              Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

250,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

250,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                              SCHEDULE 5

                       BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

              Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

242,308

5. Number of shares issued / allotted under scheme during period:

8,901

6. Balance under scheme not yet issued / allotted at end of period

233,407

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

                                SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

                Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

RBSG Medium-term Performance Plan

3. Period of return:

From         1 April 2006                             To     30 September 2006

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,000,000

5. Number of shares issued / allotted under scheme during period:

96,056

6. Balance under scheme not yet issued / allotted at end of period

903,944

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 25p each - Block Listing granted 17 February 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,176,679,422

Contact for queries

Name               Mr Peter Helmn

Address            The Royal Bank of Scotland Group plc

                   Business House F, 2nd Floor,

                   Gogarburn, PO Box 1000

                   Edinburgh

                   EH12 1HQ

Telephone          0131 556 8555

Person making the return

Name               Mr Hew Campbell

Position           Head of Group Secretariat

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material  and does not accept any  liability  for error or omission.
The FSA is not liable for any damages (including,  without  limitation,  damages for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in it, or from any action or decision  taken as a result of using this  document or any such material.

Enclosure No. 32

                   THE ROYAL BANK OF SCOTLAND GROUP plc
                               PURCHASE OF OWN SHARES

The Royal  Bank of  Scotland  Group plc  announces  that on 24  October  2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1869.972p per ordinary share.

Enclosure No. 33

The Royal Bank of Scotland Group plc - Director Declaration

As required by Listing Rule 9.6.14,  The Royal Bank of Scotland  Group plc ("the
Group")  announces  that it has today received  notification  from Janis Kong, a
Non-executive Director of the Group, that she has been appointed a Non-executive
Director of Kingfisher plc, with effect from 8 December 2006.

Enclosure No. 34

             THE ROYAL BANK OF SCOTLAND GROUP plc
                         PURCHASE OF OWN SHARES

The Royal  Bank of  Scotland  Group plc  announces  that on 25  October  2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of
1869.1567p per ordinary share.

Enclosure No. 35

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 26 October 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of
1860.62p per ordinary share.

Enclosure No. 36

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 27 October 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1858.3561p per ordinary share.

Enclosure No. 37

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

Notification of Directors' Interests:

On 27 October 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
82,480 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 2,932,224 ordinary shares in the Company.

Enclosure No. 38

RBS subsidiary, Citizens Financial Group Inc., to acquire GreatBanc, Inc.

Charter One becomes 4th largest bank in the Chicago region.

30 October, 2006

Citizens Financial Group Inc, parent company of Charter One Bank and wholly owned subsidiary of RBS, has agreed to acquire GreatBanc, Inc. in a cash transaction for approximately $180m, which represents a premium to deposits of just over 12.5%. The transaction will make Charter One the fourth largest commercial banking operation by deposits in the greater Chicago area.

GreatBanc, Inc is headquartered in Lisle, Illinois. GreatBanc, Inc. is a bank holding company with three community banking subsidiaries. GreatBanc, Inc.
operates 10 banking locations in three counties around Chicago.

The transaction is expected to complete, subject to regulatory approval, in the first quarter of 2007.

For further information:

Media Relations
Howard Moody

Group Director, Communications
0207 672 1923
00 44 7768 033562

Investor Relations
Richard O'Connor

Head of Investor Relations
0207 672 1763
00 44 7909 873681

Enclosure No. 39
                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 30 October 2006 it purchased for cancellation 475,000 of its ordinary shares at an average price of
1856.752p per ordinary share.

Enclosure No. 40

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest
Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Legal & General Group plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
HSBC Bank PLC     127,191,513

Citibank London      16,395

5. Number of shares / amount of stock acquired
225,765

6. Percentage of issued class
-

7. Number of shares / amount of stock disposed
-

8. Percentage of issued class
-

9. Class of security
Ordinary Shares of 25p each

10. Date of transaction
27 October 2006

 11. Date company informed
30 October 2006

12. Total holding following this notification
127,207,908 Ordinary Shares of 25p each

13. Total percentage holding of issued class following this notification
4.01%

14. Any additional information
-

15. Name of contact and telephone number for queries
Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

16. Name and signature of authorised company official responsible for making this notification
Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

Date of notification
30 October 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat